Exhibit 99.1

MiX Telematics Announces Financial Results for Third Quarter of Fiscal 2020

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics (“the Company” or “the Group”) has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.0483 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2019.

Highlights:

Third quarter fiscal 2020 (year over year):

  Subscription revenue of R476 million ($33.9 million), up 8% on a constant currency basis
  Net subscriber additions of 23,200, bringing the total subscriber base to over 812,000, up 10%
  Adjusted EBITDA of R162 million ($11.5 million), or 30.1% Adjusted EBITDA margin
  The Company will become a U.S. domestic filer for SEC purposes on April 1, 2020

MIDRAND, South Africa--(BUSINESS WIRE)--January 30, 2020--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), today announced financial results for its third quarter of fiscal 2020, which ended December 31, 2019.

“MiX’s third quarter results reflect continued revenue growth, adjusted EBITDA margins that again exceeded 30%, and more than 23,000 net subscriber additions,” said Stefan Joselewitz, Chief Executive Officer of MiX Telematics. “While we continue to work through some impact from macroeconomic and global trade headwinds, we remain confident that our diversified global footprint and the breadth of our product portfolio will continue to support our attractive combination of meaningful growth and substantial profitability.”

Financial performance for the three months ended December 31, 2019

Subscription Revenue: Subscription revenue was R476.1 million ($33.9 million), an increase of 8.5% compared with R438.9 million ($31.2 million) for the third quarter of fiscal 2019. Subscription revenue increased 7.8% on a constant currency basis. Subscription revenue benefited from a net increase of over 76,600 subscribers from January 2019 to December 2019, representing an increase in the subscriber base of 10.4% during that period.

Total Revenue: Total revenue was R536.6 million ($38.2 million), an increase of 4.3% compared to R514.4 million ($36.6 million) for the third quarter of fiscal 2019. Hardware and other revenue was R60.5 million ($4.3 million), a decrease of 19.8% compared to R75.5 million ($5.4 million) for the third quarter of fiscal 2019.

Gross Margin: Gross profit was R343.0 million ($24.4 million), compared to R337.8 million ($24.0 million) for the third quarter of fiscal 2019. Gross profit margin was 63.9%, compared to 65.7% for the third quarter of fiscal 2019.

Operating Margin: Operating profit was R78.3 million ($5.6 million), compared to R86.7 million ($6.2 million) for the third quarter of fiscal 2019. Operating margin was 14.6%, compared to 16.8% for the third quarter of fiscal 2019. Operating expenses of R264.7 million ($18.8 million) have increased by R13.2 million ($0.9 million) or 5.2% compared to total revenue growth of 4.3% since the third quarter of fiscal 2019. Operating expenses represented 49.3% of revenue compared to 48.9% of revenue for the third quarter of fiscal 2019.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R161.5 million ($11.5 million) compared to R155.8 million ($11.1 million) for the third quarter of fiscal 2019. Adjusted EBITDA margin, a non-IFRS measure, was 30.1%, compared to 30.3% for the third quarter of fiscal 2019.

Profit for the Period and Earnings per Share: Profit for the period was R71.1 million ($5.1 million), compared to R56.6 million ($4.0 million) in the third quarter of fiscal 2019. Profit for the period included a net foreign exchange loss of R2.5 million ($0.2 million) before tax. Profit for the period for the third quarter of fiscal 2019 included a net foreign exchange gain of R0.2 million ($0.01 million).

Earnings per diluted ordinary share were 13 South African cents, compared to 10 South African cents for the third quarter of fiscal 2019. For the third quarter of 2020, the calculation was based on diluted weighted average ordinary shares in issue of 562.4 million compared to 579.6 million diluted weighted average ordinary shares in issue during the third quarter of fiscal 2019.

The Company’s effective tax rate for the quarter was 3.0% compared to 34.5% in the third quarter of fiscal 2019. Ignoring the impact of net foreign exchange gains and losses net of tax and share-based compensation costs related to Performance Share Awards net of tax, the tax rate which is used in determining adjusted earnings below, was 28.8% compared to 28.3% in the third quarter of fiscal 2019.

On a U.S. Dollar basis, and using the December 31, 2019 exchange rate of R14.0483 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $5.1 million, or 23 U.S. cents per diluted ADS.

Adjusted Earnings for the Period and Adjusted Earnings per Share: Adjusted earnings for the period, a non-IFRS measure, were R55.0 million ($3.9 million), compared to R63.5 million ($4.5 million) in the third quarter of fiscal 2019. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 10 South African cents, compared to 11 South African cents in the third quarter of fiscal 2019.

On a U.S. Dollar basis, and using the December 31, 2019 exchange rate of R14.0483 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $3.9 million, or 17 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At December 31, 2019, the Company had R240.1 million ($17.1 million) of net cash and cash equivalents, compared to R353.2 million ($25.1 million) at March 31, 2019.

The Company generated R118.8 million ($8.5 million) in net cash from operating activities for the three months ended December 31, 2019 and invested R94.0 million ($6.7 million) in capital expenditures during the quarter (including investments in in-vehicle devices of R66.5 million or $4.7 million), leading to a free cash flow, a non-IFRS measure, of R24.8 million ($1.8 million), compared with free cash flow of R60.4 million ($4.3 million) for the third quarter of fiscal 2019. The Company utilized R28.2 million ($2.0 million) in financing activities, compared to R91.0 million ($6.5 million) utilized during the third quarter of fiscal 2019. The cash utilized in financing activities during the third quarter of fiscal 2020 mainly consisted of dividends paid of R22.5 million ($1.6 million) and the payment of lease liabilities of R5.7 million ($0.4 million). The cash utilized in financing activities during the third quarter of fiscal 2019 mainly consisted of share repurchases of R73.6 million ($5.2 million), dividends paid of R16.8 million ($1.2 million) and payment of lease liabilities of R3.4 million ($0.2 million), offset by proceeds from issuance of shares in respect of employee share options of R2.7 million ($0.2 million).

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R14.5365 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at January 27, 2020.

The Company will report the fourth quarter and full 2020 fiscal year results in accordance with IFRS and U.S. Generally Accepted Accounting Principles (U.S. GAAP). The following guidance is in accordance with IFRS only and will differ in some respects from the Company’s U.S. GAAP results.

Based on information as of today, January 30, 2020, the Company is issuing the following financial guidance, which is in accordance with IFRS, for the full 2020 fiscal year:

  Subscription revenue - R1,870 million to R1,880 million ($128.6 million to $129.3 million), which would represent subscription revenue growth of 10.4% to 11.0% compared to fiscal 2019. On a constant currency basis, this would represent subscription revenue growth of 8.4% to 9.0%. Previous guidance was R1,886 million to R1,901 million.
  Total Revenue - R2,104 million to R2,124 million ($144.7 million to $146.1 million), which would represent revenue growth of 6.5% to 7.5% compared to fiscal 2019. On a constant currency basis, this would represent revenue growth of 4.4% to 5.4%. Previous guidance was R2,119 million to R2,144 million.
  Adjusted EBITDA - R625 million to R643 million ($43.0 million to $44.2 million), which would represent Adjusted EBITDA growth of 3.7% to 6.7% compared to fiscal 2019. Previous guidance was R650 million to R665 million.
  Adjusted earnings per diluted ordinary share of 38.7 to 41.3 South African cents based on 569 million diluted ordinary shares in issue (previous guidance was 41.6 to 45.1 South African cents based on 570 million diluted ordinary shares in issue), and based on an effective tax rate of 28.0% to 30.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 66.6 to 71.0 U.S. cents.

For the fourth quarter of fiscal 2020, the Company expects subscription revenue to be in the range of R468 million to R478 million ($32.2 million to $32.9 million), which would represent subscription revenue growth of 5.5% to 7.7% compared to the fourth quarter of fiscal 2019. On a constant currency basis, this represents subscription revenue growth of 4.1% to 6.3% compared to the fourth quarter of fiscal 2019.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2020 fiscal year of R14.5841 per $1.

The forecast is the responsibility of the Board of Directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The Company provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Company’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on Thursday, January 30, 2020 to discuss the Company’s financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial +1-877-451-6152 (within the United States) or 0 800 983 831 (within South Africa) or +1-201-389-0879 (outside of the United States). The conference ID is 13697959.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or +1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 13697959.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 812,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Mexico, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the fourth quarter and full year of fiscal 2020, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2019, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and they do not represent cash flows from operations for the periods indicated, and should not be considered an alternative to net income as an indicator of the Company’s results of operations, or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company’s core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Company’s use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments or the payment of lease liabilities that may represent a reduction in cash available to the Company; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and our other results.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics, excluding net foreign exchange gains/(losses) net of tax and share based compensation costs related to Performance Share Awards net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company’s core business by excluding net foreign exchange gains/(losses) from earnings, as well as share based compensation costs related to Performance Share Awards. Performance Share Awards were awarded under the MiX Telematics Long-Term Incentive Plan for the first time in November 2018 and are aimed at incentivising management to achieve cumulative subscription revenue and Adjusted EBITDA targets for the 2019 and 2020 fiscal years.

Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company’s operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and U.S. Dollar financial information

Financial information presented in United States Dollars and constant currency financial information presented as part of the commentary constitute pro-forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.0483 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at December 31, 2019.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Company’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

This pro-forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro-forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro-forma financial information does not constitute pro-forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro-forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The information contained in this report has not been reviewed or audited by the Company’s auditors.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	536,619	514,407	38,198	36,617
Cost of sales	(193,588)	(176,622)	(13,780)	(12,572)
Gross profit	343,031	337,785	24,418	24,045
Other (expenses)/income - net	(63)	367	(4)	26
Operating expenses	(264,676)	(251,481)	(18,840)	(17,902)
-Sales and marketing	(51,208)	(51,720)	(3,645)	(3,682)
-Administration and other charges	(213,468)	(199,761)	(15,195)	(14,220)
Operating profit	78,292	86,671	5,574	6,169
Finance costs - net	(4,984)	(245)	(355)	(17)
-Finance income	2,071	2,567	147	183
-Finance costs	(7,055)	(2,812)	(502)	(200)
Profit before taxation	73,308	86,426	5,219	6,152
Taxation	(2,206)	(29,855)	(157)	(2,125)
Profit for the period	71,102	56,571	5,062	4,027

Attributable to:
Owners of the parent	71,103	56,572	5,062	4,027
Non-controlling interest	(1)	(1)	*	*
	71,102	56,571	5,062	4,027

* Amount less than $1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	South African Rand		United States Dollar
	December 31,	March 31,	December 31,	March 31,
Figures are in thousands unless otherwise stated	2019	2019	2019	2019
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	556,138	457,446	39,588	32,562
Intangible assets	974,236	955,646	69,349	68,026
Loans to external parties	8,938	—	636	—
Deferred tax assets	54,345	51,666	3,868	3,678
Capitalized commission assets	64,188	54,066	4,569	3,849
Total non-current assets	1,657,845	1,518,824	118,010	108,115

Current assets
Assets classified as held for sale (Note 7)	—	17,058	—	1,214
Inventory	64,936	51,263	4,622	3,649
Trade and other receivables	476,778	376,475	33,938	26,799
Taxation	11,600	24,119	826	1,717
Restricted cash	19,196	20,187	1,366	1,437
Cash and cash equivalents	295,833	383,443	21,058	27,295
Total current assets	868,343	872,545	61,810	62,111

Total assets	2,526,188	2,391,369	179,820	170,226

EQUITY
Stated capital	665,946	786,633	47,404	55,995
Other reserves	69,037	83,212	4,914	5,923
Retained earnings	994,454	881,819	70,788	62,771
Equity attributable to owners of the parent	1,729,437	1,751,664	123,106	124,689
Non-controlling interest	11	13	1	1
Total equity	1,729,448	1,751,677	123,107	124,690

LIABILITIES
Non-current liabilities
Deferred tax liabilities	142,519	139,049	10,145	9,898
Provisions	2,132	2,226	152	158
Recurring commission liability	449	1,798	32	128
Capitalized lease liability	101,545	31,183	7,228	2,220
Total non-current liabilities	246,645	174,256	17,557	12,404

Current liabilities
Trade and other payables	444,388	399,869	31,632	28,464
Capitalized lease liability	16,446	10,745	1,171	765
Taxation	14,048	2,511	1,000	179
Provisions	19,492	22,049	1,387	1,570
Bank overdraft	55,721	30,262	3,966	2,154
Total current liabilities	550,095	465,436	39,156	33,132

Total liabilities	796,740	639,692	56,713	45,536

Total equity and liabilities	2,526,188	2,391,369	179,820	170,226

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	126,060	136,892	8,973	9,744
Net financing (costs)/income	(305)	1,938	(22)	138
Taxation paid	(6,933)	(5,861)	(494)	(417)
Net cash generated from operating activities	118,822	132,969	8,457	9,465

Cash flows from investing activities
Capital expenditure payments	(94,011)	(72,619)	(6,692)	(5,169)
Proceeds on sale of property, plant and equipment and intangible assets	—	430	—	31
Increase in restricted cash	(197)	(455)	(14)	(32)
Decrease in restricted cash	2,235	5	159	*
Net cash utilized in investing activities	(91,973)	(72,639)	(6,547)	(5,170)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	2,706	—	193
Share repurchase (Note 10)	—	(73,550)	—	(5,236)
Dividends paid to Company’s owners (Note 9)	(22,524)	(16,819)	(1,603)	(1,197)
Repayment of capitalized lease liability	(5,701)	(3,381)	(406)	(241)
Net cash utilized in financing activities	(28,225)	(91,044)	(2,009)	(6,481)
Net decrease in cash and cash equivalents	(1,376)	(30,714)	(99)	(2,186)
Net cash and cash equivalents at the beginning of the period	253,117	312,276	18,018	22,229
Exchange (losses)/gains on cash and cash equivalents	(11,629)	2,553	(827)	181
Net cash and cash equivalents at the end of the period	240,112	284,115	17,092	20,224

* Amount less than $1,000

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands except for subscribers	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Total revenue	536,619	514,407	38,198	36,617
Subscription revenue	476,105	438,913	33,891	31,243
Hardware revenue	49,144	65,912	3,498	4,692
Driver training, installation and other revenue	11,370	9,582	809	682
Adjusted EBITDA	161,505	155,801	11,496	11,090
Cash and cash equivalents	295,833	316,339	21,058	22,518
Net cash (1)	240,112	284,115	17,092	20,224
Capital expenditure incurred	88,940	75,291	6,331	5,359
Property, plant and equipment expenditure (2)	68,217	54,686	4,856	3,893
Intangible asset expenditure	21,652	20,605	1,475	1,466
Total development costs incurred	32,858	32,707	2,339	2,329
Development costs capitalized	17,752	17,907	1,264	1,275
Development costs expensed within administration and other charges	15,106	14,800	1,075	1,054
Subscribers (number)	812,773	736,085	812,773	736,085

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2) Excludes non-cash additions related to the right-of-use assets arising from IFRS 16 Leases.

Notes to the condensed consolidated income statement, statement of financial position, statement of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statement of financial position, income statement and statement of cash flows included in these financial results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2019.

The results have not been audited or reviewed by the Company’s external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended December 31, 2019 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of these financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.0483 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2019. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per Share/ADS data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.13	0.10	0.01	0.01
Diluted (R/$)	0.13	0.10	0.01	0.01
Earnings per American Depositary Share
Basic (R/$)	3.23	2.52	0.23	0.18
Diluted (R/$)	3.16	2.44	0.22	0.17
Adjusted earnings per share
Basic (R/$)	0.10	0.11	0.01	0.01
Diluted (R/$)	0.10	0.11	0.01	0.01
Adjusted earnings per American Depositary Share
Basic (R/$)	2.50	2.82	0.18	0.20
Diluted (R/$)	2.44	2.74	0.17	0.19
Ordinary shares ('000) (1)
In issue at December 31	549,990	561,808	549,990	561,808
Weighted average	550,133	561,934	550,133	561,934
Diluted weighted average	562,412	579,633	562,412	579,633
American Depositary Shares ('000) (1)
In issue at December 31	22,000	22,472	22,000	22,472
Weighted average	22,005	22,477	22,005	22,477
Diluted weighted average	22,496	23,185	22,496	23,185

# Amounts less than $0.01

(1) December 31, 2019 figure excludes 53,983,365 (December 31, 2018: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited, a wholly owned subsidiary of the Group. As at December 31, 2019 166,615 shares were repurchased by MiX Telematics Limited and will be delisted in due course (December 31, 2018: 0).

4. Reconciliation of Adjusted Earnings
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	71,103	56,572	5,062	4,027
Net foreign exchange losses/(gains)	2,516	(164)	179	(12)
IFRS 2 charge on performance share awards	1,401	2,241	100	160
Income tax effect on the above component	(20,067)	4,841	(1,429)	344
Adjusted earnings attributable to owners of the parent	54,953	63,490	3,912	4,519

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.13	0.10	0.01	0.01
Net foreign exchange losses/(gains)	#	#	#	#
IFRS 2 charge on performance share awards	#	#	#	#
Income tax effect on the above component	(0.03)	0.01	#	#
Basic adjusted earnings per share (R/$)	0.10	0.11	0.01	0.01
# Amount less than R0.01/$0.01

5. Reconciliation of Adjusted EBITDA to Profit for the Period

	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	161,505	155,801	11,496	11,090
Add:
Net profit on sale of property, plant and equipment and intangible assets	274	327	20	23
Less:
Depreciation (1)	(61,493)	(48,271)	(4,377)	(3,436)
Amortization (2)	(18,480)	(17,168)	(1,315)	(1,222)
Equity-settled share-based compensation costs	(3,514)	(3,984)	(250)	(284)
Increase in restructuring cost provision	—	(34)	—	(2)
Operating profit	78,292	86,671	5,574	6,169
Add: Finance costs	(4,984)	(245)	(355)	(17)
Less: Taxation	(2,206)	(29,855)	(157)	(2,125)
Profit for the period	71,102	56,571	5,062	4,027

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices and right-of-use assets).

(2) Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months ended	Three months ended
	December 31,	December 31,
	2019	2018
	Unaudited	Unaudited
Adjusted EBITDA margin	30.1%	30.3%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.1%	0.1%
Less:
Depreciation	(11.5%)	(9.4%)
Amortization	(3.4%)	(3.4%)
Equity-settled share-based compensation costs	(0.7%)	(0.8%)
Increase in restructuring cost provision	—	(0.0%)
Operating profit margin	14.6%	16.8%
Add: Finance costs	(0.9%)	(0.0%)
Less: Taxation	(0.4%)	(5.8%)
Profit for the period margin	13.2%	11.0%

7. Assets Classified as Held for Sale

The assets previously classified as held for sale in the comparative period and Q1 2020, related to the property owned by the Central Services Organization, a division of MiX Telematics International Proprietary Limited. MiX Telematics entered into agreements pertaining to a Broad-Based Black Economic Empowerment (“B-BBEE”) transaction, in which the sale of this property is included. The transaction was subject to certain conditions precedent which were fulfilled on May 17, 2019. The sale and leaseback of this property was recognized during the previous quarter as the transfer of this property was concluded on July 25, 2019. This transaction was fully accounted for in the second quarter of fiscal 2020.

8. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	118,822	132,969	8,457	9,465
Capital expenditure payments	(94,011)	(72,619)	(6,692)	(5,169)
Free cash flow	24,811	60,350	1,765	4,296

9. Dividends Paid

In respect of the second quarter of fiscal 2020, a dividend of R24.2 million ($1.7 million) was declared on October 29, 2019 and paid on November 25, 2019. Using shares in issue of 550,118,205 (excluding 53,816,750 treasury shares), this equated to a dividend of 4 South African cents or 0.3 U.S. cents per share.

10. Share Repurchase

On May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($19.2 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

The following repurchases had been made under the share repurchase program during fiscal 2020:

South African Rand	Total number of shares repurchased	Average price paid per share (R)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program (R'000)
Opening balance April 1, 2019	14,173,355	6.51	14,173,355	92,214	177,786
Transactions per quarter	13,983,365	8.61	—	120,332	57,454
ended June 30, 2019	—	—	—	—	177,786
ended September 30, 2019	13,816,750	8.62	—	119,125	58,661
ended December 31, 2019	166,615	7.25	—	1,207	57,454
Closing balance December 31, 2019	28,156,720	7.55	14,173,355	212,546	57,454
United States Dollar	Total number of shares repurchased	Average price paid per share ($)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program ($'000)	Maximum value of shares that may yet be purchased under the program ($'000)
Opening balance April 1, 2019	14,173,355	0.46	14,173,355	6,564	12,655
Transactions per quarter	13,983,365	0.61	—	8,566	4,090
ended June 30, 2019	—	—	—	—	12,655
ended September 30, 2019	13,816,750	0.61	—	8,480	4,176
ended December 31, 2019	166,615	0.52	—	86	4,090
	28,156,720	0.54	14,173,355	15,130	4,090
(1) Including transaction costs.

Purchases made in fiscal 2019 and fiscal 2018 are detailed in item 18, financial statements of the Form 20-F filed for fiscal 2019. This is also included in the Group’s published annual financial statements for fiscal 2019.

The shares repurchased during Q3 2020 have not been delisted.

11. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited, a subsidiary of the Group, in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R35.6 million ($2.5 million). No loss is considered probable under this arrangement.

Competition Commission of South Africa matter

On April 15, 2019 the Competition Commission of South Africa (“Commission”) referred a matter to the Competition Tribunal of South Africa (“Tribunal”). The Commission contends that the Group and a number of our channel partners have engaged in market division. Should the Tribunal rule against MiX Telematics, the Group may be liable to an administrative penalty in terms of the Competition Act, No. 89 of 1998. The Group had cooperated fully with the Commission during its preliminary investigation. We cannot predict the timing of a resolution or the ultimate outcome of the matter. However, the Group and our external legal advisers continue to believe that we have consistently adhered to all applicable laws and regulations and that the referral from the Commission is without merit. We have therefore not made any provisions for this matter as yet.

12. Events after the reporting period

Other than the item below, the directors are not aware of any matter material or otherwise arising since December 31, 2019 and up to the date of this report, not otherwise dealt with herein.

Share Repurchase

Up until January 28, 2020, the following share purchases were made under the share repurchase program:

South African Rand	Total number of shares repurchased	Average price paid per share (R)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program (R'000)
Month
January 2020	2,850,914	8.21	—	23,411	34,043
	2,850,914		—	23,411	34,043

United States Dollar	Total number of shares repurchased	Average price paid per share ($)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program ($'000)	Maximum value of shares that may yet be purchased under the program ($'000)
Month
January 2020	2,850,914	0.58	—	1,666	2,423
	2,850,914		—	1,666	2,423

(1) Including transaction costs.

13. Dividend Declared

The Board declared that in respect of the third quarter of fiscal 2020, which ended on December 31, 2019, a dividend of 4 South African cents (0.3 U.S. cents) per ordinary share to be paid on Monday, February 24, 2020.

The details with respect to the dividends declared for ordinary shareholders are as follows:
Last day to trade cum dividend	Tuesday, February 18, 2020
Securities trade ex dividend	Wednesday, February 19, 2020
Record date	Friday, February 21, 2020
Payment date	Monday, February 24, 2020

Share certificates may not be dematerialized or rematerialized between Wednesday, February 19, 2020 and Friday, February 21, 2020, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 4 South African cents per ordinary share;
  the net local dividend amount is 3.2 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 603,973,144 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:
Ex dividend on New York Stock Exchange (NYSE)	Thursday, February 20, 2020
Record date	Friday, February 21, 2020
Approximate date of currency conversion	Monday, February 24, 2020
Approximate dividend payment date	Thursday, March 6, 2020

14. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended December 31, 2019.

			South African Rand
Figures are in thousands (Unaudited)			Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019	2018	2018	2018	2018
Total development costs incurred	32,858	32,660	33,595	31,543	32,707	33,983	34,108	30,488
Development costs capitalized	17,752	17,173	17,650	17,189	17,907	17,571	17,245	16,543
Development costs expensed within administration and other charges	15,106	15,487	15,945	14,354	14,800	16,412	16,863	13,945

			United States Dollar
Figures are in thousands (Unaudited)			Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019	2018	2018	2018	2018
Total development costs incurred	2,339	2,324	2,391	2,246	2,329	2,419	2,428	2,171
Development costs capitalized	1,264	1,222	1,256	1,224	1,275	1,251	1,228	1,178
Development costs expensed within administration and other charges	1,075	1,102	1,135	1,022	1,054	1,168	1,200	993

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), SR Bruyns*# (Lead Independent Director), JR Granara (CFO), F Futwa*#, IV Jacobs*#, F Roji-Maplanka*#, CWR Tasker (COO)
* Non-executive
# Independent

Contacts

Investors:
Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

January 30, 2020

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